Exhibit 99.1

News Release

For Immediate Release

Stantec makes major addition to its Environment practice area with acquisition of Secor International

REDMOND, WA; EDMONTON, AB (February 4, 2008) TSX:STN; NYSE:SXC

Stantec has made a significant addition to its growing Environment practice area with the acquisition of Secor International Incorporated (Secor), a Redmond, Washington headquartered firm with more than 700 employees and 40 offices principally in the United States. Secor is a leading provider of environmental consulting and engineering services to the private sector and is one of the largest providers of downstream marketing remedial services to the US energy industry. In addition, Secor provides comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

“I am pleased that we have completed this acquisition. The addition of Secor significantly increases our Environment practice area’s service offering, particularly for our clients in the private sector,” says Tony Franceschini, Stantec President & CEO. “Secor’s experience and expertise in permitting, compliance, and environmental remediation along with its roster of clients complement Stantec’s experience and expertise allowing us to offer a full suite of services to our expanded client base.”

Founded in 1989, Secor’s skilled professionals include engineers, scientists, geologists, project managers, and field technicians. The company’s services include environmental due diligence and auditing, remediation, and environmental permitting and compliance services for some of the world’s largest oil and gas and manufacturing companies. In 2007, Secor generated gross revenue of approximately US$125 million.

“Joining Stantec is a great opportunity for Secor,” says Jim Vais, Secor President & CEO who will continue with Stantec as Vice President and Practice Leader for Environmental Remediation. “With access to Stantec’s robust technical systems, financial resources, and network of professionals across North America we can better serve our national clients while offering them a wider range of services.”

Stantec’s Environment practice area now consists of more than 2,300 engineers, scientists, and technical specialists, making it one of North America’s leading providers of environmental consulting services. In 2007 Secor ranked number 60 on the Engineering News Record’s listing of the Top 200 Environmental Firms in the United States while Stantec was ranked number 32.

For more information visit http://announcements.stantec.com/secor

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 8,500 employees operating out of more than 125 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com	Secor Contact Jim Vais President & CEO, Secor Tel: (425) 372-1600
One Team. Infinite Solutions.